SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at July 13, 2006

FARALLON RESOURCES LTD.
Ste.1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 13, 2006

Print the name and title of the signing officer under his signature.

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Farallon Resources Ltd.
1020-800 West Pender Street
Vancouver, BC
Tel 604-684-6365
Fax 604-684-8092
www.farallonresources.com

FARALLON RESOURCES ANNOUNCES $30 MILLION FINANCING FOR
UNDERGROUND EXPLORATION AND ONGOING WORK PROGRAMS
AT ITS CAMPO MORADO PROJECT IN GUERRERO STATE, MEXICO.

Funding to be focused on surface exploration, project engineering and construction of an underground exploration decline at the G-9 deposit.

July 13, 2006, Vancouver, BC - Farallon Resources Ltd. (TSX: FAN) (the "Company") is pleased to announce it has entered into an agreement for a brokered private placement with a syndicate of agents (the "Agents"), pursuant to which the Company will issue, on a best efforts basis, $30,000,000 of common shares (the "Offering").

The terms of the Offering provide for an option pursuant to which the Agents may increase the size of the Offering by up to an additional $7,500,000 of common shares (the "Over-Allotment Option"). The Over-Allotment Option may be exercised in whole or in part by written notice to the Company not less than 48 hours prior to the closing of the Offering. If the Over-Allotment Option is fully exercised, the gross proceeds raised pursuant to the Offering, will be $37.5 million.

The Offering is subject to certain conditions including normal regulatory approvals. The common shares will be offered by way of a private placement to residents of the Provinces of British Columbia, Alberta, Ontario and such other jurisdictions (the "Offering Jurisdictions") as may be agreed to by the Company and the Agents. Any common shares sold in the U.S. will be to investors in reliance upon applicable registration exemptions (Rule 144A of the United States Securities Act of 1933 and 506 of Reg D). All common shares issued in the Offering will be subject to resale restrictions. Closing is anticipated to occur on or about August 23, 2006 subject to the closing conditions in the agency agreement.

The Company intends to use the proceeds of the Offering for surface exploration, project engineering and construction of an underground exploration decline at the G-9 deposit at the Company's Campo Morado project in Guerrero State, Mexico and for working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Farallon Resources Ltd. is an international exploration and development company, listed on the Toronto Stock Exchange. For additional details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.